# SEC Schedule 13G/A (Amendment No. 4) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Republic Digital Acquisition Company, CIK 0002055459
CUSIP: G7515A103
Title of class of securities: Common Shares, $0.0001 par value and Warrants
Address of issuer's principal executive offices: 149 5th Ave, 10th Floor, New York, New York (NY), 10010
Date of event which requires filing of this statement: 03/31/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001510281

## Reporting persons
- Saba Capital Management, L.P.: type of reporting person: partnership (PN), investment adviser (IA); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 2,345,959; sole dispositive power 0; shared dispositive power 2,345,959; aggregate amount beneficially owned 2,345,959 (7.58% of the class)
  Comment: The denominator of the fraction upon which the percentages are calculated is based on (i) 30,000,000 Shares outstanding as of May 13, 2026 as reported on the Issuer's 10-Q filed with the Securities and Exchange Commission on May 13, 2026 plus (ii) 949,999 Shares issuable upon the exercise of certain warrants held by the Reporting Persons.
- Boaz R. Weinstein: type of reporting person: other (OO); citizenship or place of organization: New York (NY); sole voting power 0; shared voting power 2,345,959; sole dispositive power 0; shared dispositive power 2,345,959; aggregate amount beneficially owned 2,345,959 (7.58% of the class)
  Comment: The denominator of the fraction upon which the percentages are calculated is based on (i) 30,000,000 Shares outstanding as of May 13, 2026 as reported on the Issuer's 10-Q filed with the Securities and Exchange Commission on May 13, 2026 plus (ii) 949,999 Shares issuable upon the exercise of certain warrants held by the Reporting Persons.
- Saba Capital Management GP, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 2,345,959; sole dispositive power 0; shared dispositive power 2,345,959; aggregate amount beneficially owned 2,345,959 (7.58% of the class)
  Comment: The denominator of the fraction upon which the percentages are calculated is based on (i) 30,000,000 Shares outstanding as of May 13, 2026 as reported on the Issuer's 10-Q filed with the Securities and Exchange Commission on May 13, 2026 plus (ii) 949,999 Shares issuable upon the exercise of certain warrants held by the Reporting Persons.

## Item 1. Issuer
Name of issuer: Republic Digital Acquisition Company
Address of issuer's principal executive offices: 149 5th Ave, 10th Floor, New York, NEW YORK 10010

## Item 2. Person Filing
Name of person filing: Saba Capital Management, L.P., a Delaware limited partnership ("Saba Capital"), Saba Capital Management GP, LLC, a Delaware limited liability company ("Saba GP"), and Mr. Boaz R. Weinstein (together, the "Reporting Persons"). The Reporting Persons have entered into a Joint Filing Agreement, dated May 5, 2025, pursuant to which the Reporting Persons have agreed to file this statement and any subsequent amendments hereto jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act. Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party. The filing of this statement should not be construed as an admission that any of the forgoing persons or the Reporting Persons is, for the purposes of Section 13 of the Act, the beneficial owner of the Common Stock reported herein.
Address of principal business office or, if none, residence: The address of the business office of each of the Reporting Persons is 405 Lexington Avenue, 58th Floor, New York, New York 10174.
Citizenship: Saba Capital is organized as a limited partnership under the laws of the State of Delaware. Saba GP is organized as a limited liability company under the laws of the State of Delaware. Mr. Weinstein is a citizen of the United States.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: The information required by Items 4(a) - (c) is set forth in Rows (5) - (11) of the cover page for each Reporting Person hereto and is incorporated herein by reference for each such Reporting Person.
Percent of class: Not applicable.
Sole power to vote or to direct the vote: Not applicable.
Shared power to vote or to direct the vote: Not applicable.
Sole power to dispose or to direct the disposition: Not applicable.
Shared power to dispose or to direct the disposition: Not applicable.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: The funds and accounts advised by Saba Capital have the right to receive the dividends from and proceeds of sales from the Common Stock.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Saba Capital Management, L.P.: /s/ Michael D'Angelo, General Counsel (05/15/2026)
- Boaz R. Weinstein: /s/ Michael D'Angelo, Authorized Signatory (05/15/2026)
- Saba Capital Management GP, LLC: /s/ Michael D'Angelo, Attorney-in-fact* (05/15/2026)
Comment: *** Pursuant to a Power of Attorney dated as of November 16, 2015